Exhibit 12.1
Home BancShares, Inc.
Computation of Ratios of Earnings to Fixed Charges and Preferred Share Dividends

	Nine Months Ended
Exhibit	September 30,		Year Ended December 31,
(In thousands, except ratios)	2008	2007	2007	2006	2005	2004	2003
Fixed Charges and Preferred Dividends

Interest expense	$44,283	$53,328	$70,776	$57,949	$33,985	$10,012	$7,205
Capital debt expense Trust Preferred	2,314	2,254	3,002	2,991	2,017	1,568	1,035
Estimated interest in rent	248	210	284	261	206	113	50
Preferred dividends	—	—	—	359	574	529	—

Combined fixed charges and preferred dividends (B)	46,845	55,792	74,062	61,560	36,782	12,222	8,290
Less: interest on deposits	35,893	42,640	56,232	46,213	26,883	7,606	5,700

Combined fixed charges and preferred dividends excluding interest on deposits (D)	$10,952	$13,152	$17,830	$15,347	$9,899	$4,616	$2,590

Earnings

Pre-tax income from continuing operations	$28,802	$21,323	$28,964	$23,165	$16,381	$14,771	$6,160
Fixed charges and preferred dividends	46,845	55,792	74,062	61,560	36,782	12,222	8,290

Total earnings (A)	75,647	77,115	103,026	84,725	53,163	26,993	14,450
Less: interest on deposits	35,893	42,640	56,232	46,213	26,883	7,606	5,700

Total earnings excluding interest on deposits (C)	$39,754	$34,475	$46,794	$38,512	$26,280	$19,387	$8,750

Ratio, including interest on deposits (A/B)	1.61x	1.38x	1.39x	1.38x	1.45x	2.21x	1.74x

Ratio, excluding interest on deposits (C/D)	3.63x	2.62x	2.62x	2.51x	2.65x	4.20x	3.38x